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WCI STEEL

     NEWS RELEASE
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CONTACTS:
MEDIA, Jack Walter, Director-Corporate Affairs
(330) 841-8216

                 WCI STEEL BOARD RECOMMENDS "GOING PRIVATE" AND
                         REFINANCING PROPOSALS OF RENCO

     WARREN, OHIO (October 23, 1996) -- WCI Steel, Inc. (NYSE: WRN) announced today that its board of directors approved, subject to certain modifications, the proposal from The Renco Group, Inc. that WCI go "private" as previously announced on October 10, 1996. The purchase price for the outstanding public shares not owned by Renco will be $10 per share.

     The independent director who analyzed and assessed the fairness of the "going private" proposal had recommended that the board of directors approve a modified proposal, based in part on the opinion of his financial advisor, Gleacher NatWest Inc., that the cash consideration to be received by the public shareholders is fair from a financial point of view to such shareholders.

     The "going private" transaction will substantially reflect Renco's original proposal, as modified as a result of discussions with the independent director. The "going private" tender offer will be conditioned upon the tender of a majority of the outstanding publicly-owned shares, but will not be conditioned upon the success of the debt tender and refinancing transaction discussed below. In addition, although Renco has advised WCI that it has no current intention to sell WCI, Renco has agreed that if within one year of the consummation of the "going private" transaction Renco were to agree to sell WCI and realize value after

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expenses in excess of the value represented by the $10 per share offer, Renco would at that time pay the allocable difference to the public shareholders whose shares were acquired in the "going private" transaction.

     The board of directors also approved the proposal from Renco that WCI offer to purchase all, but not less than a majority, of its outstanding 10 1/2% Senior Notes Due 2002, conduct a related solicitation of consents to modify certain terms of the indenture relating to such notes and, at the same time, place an offering of $300 million of new senior notes as previously announced on October 10, 1996. The tender price for the 10 1/2% Senior Notes will be 111.5 percent of their principal amount plus accrued interest.

     The new senior notes would be privately placed and will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

     Although the "going private" transaction is independent of the debt tender and refinancing transaction, the debt tender and refinancing transaction are contingent on the success of the "going private" transaction. If all of the transactions are successful, WCI expects to complete them contemporaneously.

     WCI Steel is an integrated flat-rolled steel producer with an emphasis on custom carbon, alloy and electrical steel products. WCI offers approximately 135 grades of high-quality steel used by strip converters, steel service centers, electrical equipment manufacturers and the automotive and construction industries.

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